SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

Commission file number: 333-156521

DAFOE CORP.
(Exact Name of Registrant as Specified in its Corporate Charter)
Nevada	26-2463412
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)
1802 N. Carson Street Carson City, NV 89701
(Address of Principal Executive Offices) (Zip Code)
(775) 721-0542
(Issuer's Telephone Number)

DAFOE CORP.

1802 Carson Street

Carson City, Nevada 89701

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION
OF THE BOARD OF DIRECTORS

WE ARE NOT ASKING YOU FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY.

GENERAL

This Information Statement is being mailed to all of the holders of record as of the close of business on November 30, 2010 of shares of common stock, par value $0.001 (the "Common Stock") of Dafoe Corp., a Nevada corporation (the "Company").  You are receiving this Information Statement in connection with a change of control and the appointment of new members to the Company's Board of Directors (the "Board").

On November 30, 2010, the Company entered into an agreement (the “Purchase Agreement”) with Zenith Global Enterprises Limited, a Hong Kong company (“Zenith”), to acquire certain trade names and trademarks, an internet address, and logos that were previously used by Davi Skin, Inc. in connection with a line of luxury branded skincare products for men and women distributed by Davi Skin, Inc.  (the "Transaction").  The Company agreed to purchase these marketing assets in exchange for 15,000,000 shares of the Company’s common stock.  Closing of the Transaction is expected to occur on or about December 6, 2010 but in no event later than December 31, 2010.

Concurrently with the execution of the Purchase Agreement, Kyle Beddome, the Company's sole director and its Chief Executive Officer, agreed to sell to Parrish Medley and Carlo Mondavi 11,250,000 shares and 18,750,000 shares, respectively, of the Company’s common stock that he currently owns.  In addition, Kyle Beddome has agreed to resign as a director and officer of the Company, and has appointed Messrs. Medley and Mondavi to the Company's Board of Directors and has elected them as the officers of the Company.  The appointment to the Board of Directors and the election as officers will become effective on or about  December 16, 2010 (following the ten (10) day period mandated under Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act").

This report is provided for information purposes only. We are not soliciting proxies in connection with the matters described in this report. You are not requested to respond to this report in any way.

This report will first be mailed to the shareholders of the Company on or about December 3, 2010.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.

YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities of the Company

On November 30, 2010 there were 58,860,000 shares of the Company's common stock issued and outstanding.  Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of November 30, 2010, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each officer and director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all directors and executive officers as a group.

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class
Kyle Beddome 1802 N. Carson Street, Ste. 108 Carson City, Nevada 89701	31,500,000	53.5%
Officers and directors (-1-) as a group	31,500,000	53.5%

Change in Majority of Directors

Mr. Medley and Mr. Mondavi are purchasing their shares from Mr. Beddome, the Company’s largest shareholder, its sole director and its sole officer.  Since Mr. Beddome will no longer be a principal shareholder of the Company after the consummation of the sale of the shares, Mr. Beddome has resigned.  Immediately prior to his resignation, Mr. Beddome appointed Mr. Medley and Mr. Mondavi as the two new directors of the Company, effective 10 days after this Information Statement is transmitted to the Company’s shareholders.

The Company was an exploration stage company that owned a 100% interest in four mineral claims known as the Vet 1 - 4 claims, which are located in the west-central area of the State of Nevada, approximately 30 air miles west of the town of Tonopah.  However, because of a lack of funding, these mineral rights expired in September 2010.  As a result, the Company had no assets or operations.  Accordingly, the Company was willing to start a new business that could benefit the Company’s existing shareholders.

Carlo Mondavi and Parrish Medley previously were officers and directors of Davi Skin, Inc. (“Davi Skin”), a cosmetic company that went public in 2004.  Mr. Medley and Mr. Mondavi resigned as officers and directors of Davi Skin in March 2006 and July 2008, respectively.  Davi Skin ceased operations in 2010 and sought creditor protection by filing a Chapter 7 under the United States Bankruptcy Laws.  Zenith, a major shareholder of Davi Skin, purchased certain of the Davi Skin assets from the Bankruptcy Trustee in September 2010, but did not acquire Davi Skin’s business, employees, properties, liabilities and operations.  Zenith did not use the Davi Skin assets that it acquired and did not conduct any activities in the cosmetics business.  In order to realize a return on the Davi Skin assets that it owned, Zenith entered into the Asset Purchase Agreement with the Company pursuant to which the Company agreed to acquire the Davi Skin assets.  Zenith is an independent, third-party and is not affiliated with the Company.

The Company believes that it can use the Davi Skin assets to create a new cosmetics business with a new line of products and by pursing a different and more financially efficient marketing and manufacturing plan.  In this regard, Mr. Medley and Mr. Mondavi have agreed to lead the Company into this new line of business.  Although there is no assurance that the Company will be successful in this venture, management believes that the Davi Skin marketing assets and the “Mondavi” name, a well-known and respected name, will provide the Company’s cosmetic products, when such products are developed and marketed, with a significant marketing advantage.

Neither Mr. Medley nor Mr. Mondavi used any loans or pledges of stock to purchase the stock from Mr. Beddome.  Other than the proposed appointment of Mr. Medley as chief executive officer, president, chief financial officer and a director, and the proposed appointment of Mr. Mondavi  as chairman of the Board, there are no current plans or arrangements between the directors (both current and proposed) to change, add, or reduce the officers and/or directors.

Following the issuance of the 15,000,000 shares to Zenith in connection with the acquisition of Davi Skin assets by the Company, there will be 73,860,000 shares of the Company's common stock issued and outstanding. The following table sets forth the number of the Company's shares beneficially owned by each person who, after the closing, will own beneficially more than 5% of the Company's common stock, as well as the ownership of such shares by each new and proposed director of the Company and the shares beneficially owned by the new and proposed directors as a group.

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class (approx.)
Parrish Medley (1) 269 S. Beverly Drive, Ste 810 Beverly Hills, CA 90212	11,250,000	15.2%
Carlo Cesare Mondavi (1) 269 S. Beverly Drive, Ste 810 Beverly Hills, CA 90212	18,750,000	25.4%
Zenith Global Enterprises Limited	15,000,000	20.3%
All Directors as a Group (2 persons) (2)	30,000,000	40.6%

(1) Messrs. Medley and Mondavi are not expected to become directors until 10 days after the mailing of this report to the Company’s shareholders.

 (2) Assumes the resignation of Kyle Beddome in ten days and the appointment of Messrs. Medley and Mondavi

Directors and Executive Officers

The following table sets forth the names and ages of the incoming directors and executive officers of the Company, the principal offices and positions with the Company held by each person. Messrs. Medley and Mondavi will become directors of the Company effective 10 days after the mailing of this report to the Company's shareholders. The Board elects the executive officers of the Company annually. The directors serve one-year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board. Unless described below, there are no family relationships among any of the directors and officers.

Name	Age	Position
Parrish Medley	48	CEO, President, CFO and Director
Carlo Cesare Mondavi	30	Chairman of the Board

Parrish Medley currently is the President and Chief Financial Officer of Regal Group, Inc. since February 2010.  Mr. Medley also has been a member of the Board of Directors of Regal Group, Inc. since February 2010 and its President since August 2010.  Regal Group, Inc. is a public company engaged in the business of developing and integrating off-the-shelf and proprietary RFID solutions.  Mr. Medley co-founded Davi Skin, Inc. in 2003 and subsequently served as its President until December 2006.  Between 2006 and 2010, Mr. Medley was involved in real estate and venture capital investments for his own account.  Mr. Medley was a venture capitalist and a private money manager from 1997 to 2004.  His previous experience includes roles as manager and financial consultant for numerous registered broker dealers, including Bear Stearns & Co. From 1999 to 2001 he was a partner at century financial partners a venture capital firm.   Mr. Medley also founded Palm Beach Tan one of the nation’s largest indoor chains and franchise operations as well as Mystic Tan one of the largest spray on tanning systems in the world doing combined revenues approaching 100 million dollars.

Carlo Cesare Mondavi, Chairman of the Board is a member of the Mondavi winegrowing family from Napa Valley, California.    Mr. Mondavi worked at the Robert Mondavi Winery from 1987 until 2003.  Since 2008 he has worked at Continuum Estate with the sales team where he currently serves as the Western Regional Sales Manager.  Continuum Estate is an artesian winery that was founded in 2005 by his grandfather Robert Mondavi and father Tim Mondavi.  Mr. Mondavi studied International Business at the University of Aix en Provence, France and Language Studies at the University of Milan, Italy.  He founded Davi Skin, Inc. in 2003 with the vision of improving skin health with the luxurious antioxidants found in wine and grapes. He resigned as an officer and director from Davi Skin, Inc. in July 2008.

Board Committees and Meetings

Because the Board consisted of only one member during the period between January 1, 2010 and November 30, 2010, no Board meetings were held.  All Board of Director action was taken by written consent.

Due to the fact that there was only one director of the Company there were no Board Committees established.  The new board will entertain the need for an audit, nominating, and stock option committee.  In this regard an independent person with the requisite financial accounting skills will be sought to become chairman of the Company’s audit committee if and when it is established.

Certain Relationships and Related Transactions

Neither the Company’s sole director and executive officer, nor any proposed nominee for election as one of the Company’s directors or executive officers, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights of the Company’s capital stock, has during the past three years had any material interest in any transaction to which the Company is a party.

Legal Proceedings

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. As of November 30, 2010, Kyle Beddome is current on all required filings.

Compensation of Directors and Executive Officers

The Company currently does not pay any cash salaries to any directors.   No officers or directors received any compensation over the past fiscal year.  There are no other arrangements, pension plans, incentive plans or deferred compensation plans currently available or proposed to be available to the Company’s executive officers.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:

December 3, 2010

DAFOE CORP.

By: /s/ Kyle Beddome

       Kyle Beddome, President

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